DB

SECU

19005671

ANN[illegible] [illegible]D REPORT
FORM X-17A-5
PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

SEC Mail Processing Section
FEB 25 2019
Washington DC
408

| SEC FILE NUMBER |
|---|
| 8-22326 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilbert Doniger & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRUCE DONIGER 212-818-4117
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Ave (Address) New York (City) NY (State) 10022 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Bruce Doniger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilbert Doniger & Co., Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA CASEY
Notary Public, State of New York
No. 01CA6020629
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires 3/1/23

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# GILBERT DONIGER & CO., INC.
## ANNUAL REPORT
## TABLE OF CONTENTS
## DECEMBER 31, 2018

Gilbert, Doniger & Co., Inc.
INVESTMENTS

# Rule 15c3-3 Exemption Report

Gilbert, Doniger & Co. Inc is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ( 17 CFR 240.17a-5 "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To best of its knowledge and belief, The Company states the following:

The Company claimed and exemption from 17 CFR 240.15c3-3 under the following provisions of 17 CFR 240.15c3-3(k)(ii) and met the identified provision throughout the year ended December 31, 2018.

On September 28th Gilbert Doniger & Co. entered into an agreement to sell all client account to another broker dealer.
On October 31, 2018, all client assets were transferred by Pershing to the purchasing Broker Dealer also at Pershing.
If after this date, any client assets were erroneously delivered to Gilbert, Doniger & Co. Inc, those assets would have been memorialized and delivered by the end of that day to the acquiring broker Dealer pursuant to the rule.

Gilbert Doniger & Co Inc.

I Bruce Doniger swear that to the best of my knowledge and belief, this Exemption Report is true and correct

Bruce Doniger
President

12/31/2018

780 Third Avenue • New York, N.Y. 10017 • Telephone: (212) 888-5151 • Fax: (212) 888-4117

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**To the Shareholder of**
**Gilbert Doniger & Co., Inc.**

***Opinion on the Financial Statements***

We have audited the accompanying statement of financial condition of Gilbert Doniger & Co., Inc. (the "Company"), as of December 31, 2018, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

***Basis for Opinion***

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

***Opinion on Supporting Schedules***

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

### *Emphasis of Matters*

As more fully described in Note 1 and Note 9 to the financial statements, the Company sold its customers to another broker dealer in October 2018, and intends to redeem certain shares from its stockholder and sell all of its remaining shares to another company in 2019.

We have served as the Company's auditor since 2012.

PKF O'Connor Davies, LLP

February 20, 2019

## GILBERT DONIGER & CO., INC.

### STATEMENT OF FINANCIAL CONDITION

| | | DECEMBER 31, 2018 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 216,898 |
| Other assets | | 9,351 |
| TOTAL ASSETS | $ | 226,249 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accrued expenses and taxes payable | $ | 15,008 |
| **Total liabilities** | | 15,008 |
| **Contingencies** | | |
| **Stockholder's equity** | | |
| Common stock - $10 par value; authorized - 2,000 shares; issued and outstanding - 1,800 shares | | 18,000 |
| Additional paid-in-capital | | 252,385 |
| Accumulated deficit | | (59,144) |
| **Total stockholder's equity** | | 211,241 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 226,249 |

*See accompanying notes.*

## GILBERT DONIGER & CO., INC.

### STATEMENT OF OPERATIONS

| | | YEAR ENDED DECEMBER 31, 2018 |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ | 745,053 |
| **Total revenue** | | 745,053 |
| **EXPENSES** | | |
| Salaries - officer | | 168,500 |
| - others | | 267,000 |
| Payroll taxes and fringe benefits | | 30,623 |
| Clearance and exchange fees | | 124,719 |
| Rent | | 66,404 |
| Insurance | | 53,725 |
| Telephone | | 8,279 |
| Professional fees | | 16,295 |
| Office and other | | 25,726 |
| **Total expenses** | | 761,271 |
| **Loss before income taxes** | | (16,218) |
| Federal, state and local | | 1,997 |
| **NET LOSS** | $ | (18,215) |

*See accompanying notes.*

## GILBERT DONIGER & CO., INC.

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance - January 1, 2018 | $ 18,000 | $ 252,385 | $ (40,929) | $ 229,456 |
| Net loss | -.- | -.- | (18,215) | (18,215) |
| Balance - December 31, 2018 | $ 18,000 | $ 252,385 | $ (59,144) | $ 211,241 |

*See accompanying notes.*

# GILBERT DONIGER & CO., INC.

## STATEMENT OF CASH FLOWS

| | YEAR ENDED DECEMBER 31, 2018 |
|---|---|
| **Cash flows from operating activities** | |
| Net Loss | $ (18,215) |
| *Adjustments to reconcile net loss to net cash* | |
| *Provided by/ (used in) operating activities:* | |
| (Increase) decrease in operating assets: | |
| Commission reveivables | 87,421 |
| Deposit with clearing organization | 25,000 |
| Other assets | 20 |
| Increase (decrease) in operating liabilities: | |
| Accrued expenses and taxes payable | 10,717 |
| **Net cash provided (used in) operating activities** | 104,943 |
| **Increase in cash and cash equivalents** | 104,943 |
| **Cash and cash equivalents - beginning of year** | 111,955 |
| **Cash and cash equivalents - end of year** | $ 216,898 |
| | |
| **Supplemental cash flow disclosures:** | |
| Cash paid for income taxes | 1,997 |

*See accompanying notes.*

### *Note 1 - Organization and Business Activity*

Gilbert Doniger & Co., Inc. (the "Company") was incorporated in the State of New York in December 1977 and is engaged in business as an introducing broker/dealer in New York City. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are located throughout the United States and the customers' accounts are carried by a clearing broker. During October 2018 the customer Assets were sold to another broker dealer and accordingly the Company ceased earning any further commission revenue. The Company also intends to sell the company in 2019.
See subsequent events note 9.

### *Note 2 – Summary of Significant Accounting Policies*

***Revenue Recognition and Commissions Receivable*** - Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur. Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). This adoption had no effect on the Company's revenues.

***Clearing Transactions*** - The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

***Cash and Cash Equivalents*** - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalent.

***Income Taxes*** - The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of operations adjusted for differences that will never enter into the computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving rise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income.

The Company accounts for certain tax positions in accordance with the FASB Income Taxes Topic. The Income Taxes prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

### *Note 2 – Summary of Significant Accounting Policies (continued)*

***Use of Estimates in Financial Statements*** – The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Note 3 – Operating Lease*

The Company entered into a lease agreement during 2011 which expired in January 2016. The Company recognized the rent expense on a straight-line basis. During June 2016, the lease was amended and extended through January 31, 2020. The lease extension includes an abatement period. At December 31, 2018 the future annual minimum lease payments under this operating lease are as follows:

| | |
|---|---|
| 2019 | $ 34,216 |
| 2020 | $ 0 |
| | $ 34,216 |

Rent expense for the year ended December 31, 2018 amounted to $ 66,404
Rent is due for the first 6 ½ months during 2019 and the remaining months' rent are forgiven per the lease agreement. See subsequent events note 9.

### *Note 4 – Net Capital Requirement*

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2018, the Company's net capital ratio was .07:1.0, and its net capital was $ 201,890 as compared with required net capital of $50,000.

### *Note 5 – Income Taxes*

The Company has accounts for income taxes under the Provisions of the Income Tax Topic of the FASB Accounting Standards Codification which states, among other things, that deferred tax assets and liabilities shall be classified as noncurrent assets or liabilities.

The Company's deferred tax asset at December 31, 2018 amounted to $ 0.

### *Note 5 – Income Taxes (continued)*

The income tax expense for the year ended December 31, 2018:

| | |
|---|---|
| Federal: | |
| Current | $ 0 |
| State and local: | |
| Current | $ 1,997 |
| | $ 1,997 |

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns 2015, 2016 and 2017 are subject to possible federal and state examination, generally for three years after they are filed.

At December 31, 2018 the Company has approximately $40,000 of net operating loss carryforward, which are subject to various limitations.

### *Note 6 – Financial Instruments with off Balance Sheet Risk*

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain marginal collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customer's activities by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce position, when necessary.

*Note 7 – **Indemnifications***

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated.

However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

*Note 8 –**Loan with Stockholder***

For the year ended December 31, 2018, there was an outstanding loan receivable from the stockholder in the amount of $3,870. There are no repayment terms associated with the loan.

*Note 9 – **Subsequent Events***

Subsequent events were considered through February 20, 2019, which is the date the financial statements were available to be issued. The Company intends to redeem certain shares from its shareholder and sell all of its remaining shares to another company in 2019. The purchaser is not expected to assume the office rental lease.

# GILBERT DONIGER & CO. INC

## SUPPORTING SCHEDULES

## DECEMBER 31, 2018

## GILBERT DONIGER & CO., INC.

### SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA") RULE 15c3-1

| | | DECEMBER 31, 2018 |
|---|---|---|
| Total stockholder's equity | $ | 211,241 |
| Deductions and/or charges | | |
| Other assets | | (9,351) |
| Net capital before haircuts on securities positions | | 201,890 |
| Haircuts on securities | | -.- |
| Net capital | | 201,890 |
| Less: Minimum capital requirements | | 50,000 |
| Excess net capital | $ | 151,890 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Accrued expenses and taxes payable | $ | 15,008 |
| Aggregate indebtedness | $ | 15,008 |
| Ratio of aggregate indebtedness to net capital | | 0.07 |

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computation of aggregated indebtedness and net capital as computed above and the computation by the company included on form X-17-A-5 as of December 31, 2018, filed on January 29, 2019

# GILBERT DONIGER & CO., INC.

## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEA RULE 15c3-3
## DECEMBER 31, 2018

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of the SEA Rule 15c3-3.

# GILBERT DONIGER & CO., INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15C3-3**
**DECEMBER 31, 2018**

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation**

**To the Shareholder of
Gilbert Doniger & Co., Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gilbert Doniger & Co., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gilbert Doniger & Co., Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Gilbert Doniger & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gilbert Doniger & Co., Inc.'s management is responsible for Gilbert Doniger & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of the supporting cancelled checks, noting no differences;

2) Compared the amounts reported on the financial statements included in the Annual Report for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences; and,

5) Compared the amount of prior year overpayment, if any, applied to the current assessment with the Form SIPC- 7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP

February 20, 2019

SIPC-7
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

1*1*******195*******************ALL FOR AADC 100
22326 FINRA DEC
GILBERT DONIGER & CO INC
780 3RD AVE FL 15
NEW YORK, NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____________________

2. A. General Assessment (item 2e from page 2) $ 1,117.58
   B. Less payment made with SIPC-6 filed (exclude interest) ( 651.59 )
   ________________ Date Paid
   C. Less prior overpayment applied ( — )
   D. Assessment balance due or (overpayment) 465.99
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum —
   F. Total assessment balance and interest due (or overpayment carried forward) $ 465.99
   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
   Total (must be same as F above) $________________
   H. Overpayment carried forward $(________________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Gilbert Doniger & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 24th day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No. — Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $______

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. 745,054

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $745,054

2e. General Assessment @ .0015 $1,117.58

(to page 1, line 2.A.)

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

## Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

**To the Shareholder of**
**Gilbert Doniger & Co., Inc.**

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Gilbert Doniger & Co., Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*PKF O'Connor Davies, LLP*

February 20, 2019

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

# Gilbert, Doniger & Co., Inc.

INVESTMENTS

## Rule 15c3-3 Exemption Report

Gilbert, Doniger & Co. Inc is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission ( 17 CFR 240.17a-5 "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To best of its knowledge and belief, The Company states the following:

The Company claimed and exemption from 17 CFR 240.15c3-3 under the following provisions of 17 CFR 240.15c3-3(k)(ii) and met the identified provision throughout the year ended December 31, 2018.

On September 28th Gilbert Doniger & Co. entered into an agreement to sell all client account to another broker dealer.
On October 31, 2018, all client assets were transferred by Pershing to the purchasing Broker Dealer also at Pershing.
If after this date, any client assets were erroneously delivered to Gilbert, Doniger & Co. Inc, those assets would have been memorialized and delivered by the end of that day to the acquiring broker Dealer pursuant to the rule.

Gilbert Doniger & Co Inc.

I Bruce Doniger swear that to the best of my knowledge and belief, this Exemption Report is true and correct

Bruce Doniger

President

12/31/2018

780 Third Avenue • New York, N.Y. 10017 • Telephone: (212) 888-5151 • Fax: (212) 888-4117

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

**Communication of Independent Registered Public Accounting Firm with Those Charged with Governance**

February 20, 2019

**To the Shareholder of**
**Gilbert Doniger & Co., Inc.**

In connection with our audit of the financial statements and supporting schedules of Gilbert Doniger & Co., Inc. (the "Company") for the year ended December 31, 2018, we have issued our report thereon dated February 20, 2019. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 ("SEA"). Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). This adoption had no effect on the Company's revenues. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2018 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for Revenue Recognition and Commissions Receivable, Clearing Transactions, Cash and Cash Equivalents, Income Taxes and Use of Estimates.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. We noted no critical accounting estimates during our audit.

PKF O'CONNOR DAVIES, LLP
300 Tice Boulevard, Suite 315, Woodcliff Lake, NJ 07677 I Tel: 201.712.9800 I Fax: 201.712.0988 I www.pkfod.com

## Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no unusual transactions during our audit, other than the sale of the Company's customers during 2018 and the pending sale of the Company to another company in 2019.

## Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

## Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. No matters have come to our attention that would require us to inform you about (1) the methods used to account for significant unusual transactions, and (2) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

## Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management.

There are no such financial statement misstatements that remain uncorrected.

In addition, we are required to communicate to you all material, corrected misstatements that were brought to the attention of management as a result of our audit procedures.

Our audit did not identify misstatements that were corrected by management.

## Exceptions to Exemption Provisions

In connection with our review of the Company's SEA Rule 15c3-3 Exemption Report, we did not identify any exceptions to the exemption provision claimed by the Company under paragraph (k)(2)(ii), that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supporting Schedules

Based on the regulatory requirements of SEA Rule 17a-5, the Company presents supporting schedules under the SEA that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of those charged with governance and management of Gilbert Doniger & Co., Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

PKF O'Connor Davies, LLP